Filed Pursuant to Rule 433

Registration No. 333-158663

March 4, 2010

TREASURY DEPARTMENT ANNOUNCES PRICING OF PUBLIC OFFERINGS OF

WARRANTS TO PURCHASE COMMON STOCK OF BANK OF AMERICA CORPORATION

WASHINGTON — The U.S. Department of the Treasury announced today that it priced a secondary public offering of 150,375,940 warrants to purchase common stock of Bank of America Corporation (the “Company”) at $8.35 per warrant and a secondary public offering of 121,792,790 warrants to purchase common stock of the Company at $2.55 per warrant. The aggregate net proceeds to Treasury from the offerings are expected to be approximately $1,542,717,552.79. These proceeds provide an additional return to the American taxpayer from Treasury’s investment in the Company beyond the dividend payments it received on the related preferred stock.

The closings are expected to occur on or about March 9, 2010, subject to customary closing conditions. The offerings were priced through a modified Dutch auction. Deutsche Bank Securities Inc. is the sole book-running manager and Blaylock Robert Van, LLC, CastleOak Securities, L.P., Guzman & Company, Loop Capital Markets LLC, M.R. Beal & Company and Toussaint Capital Partners, LLC are the co-managers for the offerings. These offerings represent Treasury’s sale of its remaining investment in the Company.

The warrants were offered pursuant to an effective shelf registration statement that was filed by the Company with the Securities and Exchange Commission (the “SEC”). Preliminary prospectus supplements relating to the offerings were filed with the SEC on March 1, 2010, and final prospectus supplements will be filed by the Company with the SEC and will be available on the SEC’s website at http://www.sec.gov. Copies of the final prospectus supplements relating to these securities may be obtained, when available, from Deutsche Bank Securities, Prospectus Department, Harborside Financial Center, 100 Plaza One, Jersey City, New Jersey 07311-3988, telephone: 1-800-503-4611. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the warrants.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.